UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 23rd Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

June 14, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 8,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 8,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.8%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

_______________

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 8,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 8,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.8%

(14)	TYPE OF REPORTING PERSON: IN

_______________

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Town Sports International Holdings, Inc. (the “Issuer”), a Delaware corporation.  The address of the principal executive offices of the Issuer is 399 Executive Boulevard, Elmsford, New York 10523.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed pursuant to §240.13d-1(f) by (i) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by the Fund; and (ii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund.  The Manager and Mr. Vora are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

All investment and voting decisions for the Fund have been delegated to the Manager.  In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock.  Each Reporting Person expressly disclaims beneficial ownership of the securities reported in this Schedule 13D except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)  The business office address of the Investment Manager and Mr. Vora is 330 Madison Avenue, 23rd Floor, New York, NY 10017.

(c) The principal business of the Manager is to provide investment advisory services to the Fund. The principal occupation or employment of Mr. Vora is to serve as the managing member of the Manager.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is organized under the laws of the state of Delaware. Mr. Vora is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The 8,500,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the ordinary course of business with working capital of the Fund set aside for the general purpose of investing. On June 14, 2017, the Reporting Persons consummated private sales of an aggregate of 3,850,000 shares of Common Stock at $3.60 per share from certain entities managed by Farallon Capital Management, L.L.C. (collectively, “Farallon”).

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons will continue to evaluate their investment in the Issuer’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, including by engaging in short selling of, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as they deem advisable. As part of its evaluation, the Reporting Persons will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation, board composition and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Persons may also take other actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the operations, strategy, capitalization or ownership structure of the Issuer, or changing their intentions with respect to any and all matters referred to in this Item 4.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 8,500,000 shares of Common Stock, which represents 31.8% of the Issuer’s outstanding Common Stock.

2.	Parag Vora – 8,500,000 shares of Common Stock, which represents 31.8% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,693,853 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 26, 2017.

(c) As noted above in Item 3, on June 14, 2017, the Reporting Persons consummated private sales of an aggregate of 3,850,000 shares of Common Stock at $3.60 per share from Farallon pursuant to a written stock purchase agreement.  Each party to the stock purchase agreement has completed performance of its obligations thereunder, and there remains no agreement between the Reporting Person and Farallon related to the securities of the Issuer.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted above in Item 3, on June 14, 2017, the Reporting Persons consummated private sales of an aggregate of 3,850,000 shares of Common Stock at $3.60 per share from Farallon pursuant to a written stock purchase agreement.  Each party to the stock purchase agreement has completed performance of its obligations thereunder, and there remains no agreement between the Reporting Person and Farallon related to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2017

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

PARAG VORA

/s/ Parag Vora
Parag Vora

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Town Sports International Holdings, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

PARAG VORA

/s/ Parag Vora
Parag Vora